Exhibit 99.1
LJ International Announces Official Opening of ENZO Flagship Store in Hong Kong
ENZO Total Store Count Rises to 174
HONG KONG—(9/22/11) — LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”) announced today the official opening of the flagship store of ENZO, its retail division, in Hong Kong SAR, to capture the strong retail sales growth in the city, driven by the powerful growth in Chinese visitor spending.
Hong Kong, an international financial centre having a special administrative region status in China, is home to more than 7 million people with about 22.7 million visitors coming from China in 2010. Driven by strong consumption power of Chinese visitors, Hong Kong has been seeing vigorous growth momentum in retail sales, in particular in the jewelry, watch and valuable gifts segment year to date, against a backdrop of unstable economic environment worldwide. The 700-square feet new store is located in the up-market art-themed shopping arcade K11 Art Mall at the heart of Tsim Sha Tsui district, a renowned tourist area in Hong Kong. “The opening of the Hong Kong flagship store is an important step forward of the proven expansion strategy of ENZO,” Yu Chuan Yih, Chairman and CEO of LJI remarked, “It testifies our strategy to expand in markets and cities where the consumption power and style preferences are in line with our ENZO jewelry, which is designed for affordable luxury market. As one of the top four most desired luxury brands in China named by CBN weekly, the new flagship store in Hong Kong will also further bolster the brand image and position of ENZO, while capturing the spending potentials from Chinese visitors in Hong Kong.”
A new collection comprising 14 show pieces designed by Omar Torres, the newly appointed Creative Director of ENZO, was displayed during the opening ceremony to mark this special occasion. Torres, with a long list of design credentials at renowned jewelers and watch-makers including Bulgari, Movado and Van Cleef & Arpels, is responsible for supervising ENZO’s design team and creating a more exclusive luxury jewelry collection for the brand.
“Omar’s designs are elegant; crafted in the European tradition, they are art pieces made of gemstones. I am sure his design philosophy fits perfectly with the preferences of the local market as Hong Kong is known to be a meeting point of western and eastern cultures,” Mr Yih added. Along with Omar’s new designs, the shop carries ENZO’s main product lines of colored jewelry and various pieces that address the style preferences of the local market.
The opening is part of the accelerated expansion plan of ENZO and brings the number of ENZO shops to a total of 174 throughout China, from 154 at the end of June 2011. Among the 174 stores, 56 and 69 are located in tier one and tier two cities in China, respectively, with the remainder in tier three cities. The additional 20 new stores opened since July are located in 8 provinces including Sichuan, Shandong, Jiangsu, Guangdong, Fujian and major cities namely Beijing, Shanghai, Chongqing and Hong Kong as new locations are chosen for growing consumer base and preferences for affordable luxury jewelry. The Company is on track to have a total of approximately 200 ENZO retail stores by the end of 2011.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E: ir@ljintl.com
Chief Financial Officer	T: 852-2530 0228
E: ir@ljintl.com